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                            January 5, 2022

       Yongchen Lu
       Chief Executive Officer
       TH International Limited
       2501 Central Plaza
       227 Huangpi North Road
       Shanghai, People   s Republic of China, 200003

                                                        Re: TH International
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed December 2,
2021
                                                            File No. 333-259743

       Dear Mr. Lu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4 filed December 2, 2021

       Prospectus Cover Page

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
       Summary, page 1

   2. Reference is made to your disclosure of adjusted store EBITDA on page 2 and elsewhere in the filing.
Throughout your filing, when referencing adjusted store EBITDA, please disclose in equal or
greater prominence a fully-burdened gross profit prepared in accordance with GAAP.
Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
 Yongchen Lu
FirstName  LastNameYongchen  Lu
TH International Limited
Comapany
January    NameTH International Limited
        5, 2022
January
Page 2 5, 2022 Page 2
FirstName LastName
3. We note your response to comment 4, as well as your amended disclosure in the
         "Corporate Structure" sub-section. In addition:

                Please revise your disclosure to state that this is the post-business combination corporate structure and not THIL's current corporate structure as of the date of the proxy statement/prospectus. In this regard, we note your disclosure that the "diagram
              illustrates THIL   s corporate structure as of the date of [the]
proxy
              statement/prospectus," but the diagram includes the post-business combination structure, as it includes the separate interests of the sponsor and Silver Crest public shareholders.

                Please revise your diagram to also include the contractual arrangement between Hortons (China) Holdings Co., Ltd. and Pangaea Data Tech (Shanghai) Co.,
              Ltd. ("DataCo"). In connection therewith, please describe the relevant Business
              Cooperation Agreement, as you do on pages 125 and 126 of the proxy
              statement/prospectus. Please also discuss any uncertainties regarding such arrangement, as we note your disclosure on page 34 that you do not expect to "be subject to . . . cybersecurity review or reporting requirements . .. . because [you] will not collect, store, or process more than one million users following the anticipated transfer of control and possession of [y]our customer data to DataCo."
4. We note your response to comment 5, as well as your amended disclosure throughout the risk factors, and we re-issue the comment. In this summary section, please summarize your analysis of the applicability of the permission and/or approval requirements from the
         CSRC, CAC or any other entity that is required to approve of THIL   s
operations.
         Please state affirmatively whether THIL has received all requisite permissions and whether any permissions have been denied, and include in such discussion the approvals discussed on page 30.
5. We note your response to comment 6, as well as your amended disclosure that "THHK has transferred an aggregate of US$117.0 million in cash to Tim Hortons (China)
         Holdings Co., Ltd. (   Tim Hortons China   ) and Tim Hortons
(Shanghai) Food and
         Beverage Co., Ltd. as capital injections." In addition to including such aggregate amount, please quantify the amount that has been transferred to each of Tim Hortons China and Tim Hortons (Shanghai) Food and Beverage Co., Ltd. Please also quantify any dividends and capital expenses that have been paid, or state that none have been paid.
6.       We note your response to comment 9, as well as your amended disclosure
that "THIL   s
         auditor is currently not, and has not been, subject to inspections by the PCAOB." Please revise your statement in appropriate places to clarify that the PCAOB has been and currently is unable to inspect your auditor (emphasis added). Please also disclose whether your auditor is subject to the determination announced by the PCAOB on December 16,
         2021. Additionally, in your risk factor beginning on page 45, please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission
 Yongchen Lu
TH International Limited
January 5, 2022
Page 3
         of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In this regard, we note that your disclosure references the rules adopted on March 24, 2021 as the latest update regarding the Holding Foreign Companies Accountable Act. Finally, please state in your risk factor discussion of the Accelerating Holding Foreign Companies Accountable Act that, if the
         Act is enacted and the number of non-inspection years is decreased from three years to two years, the time before your securities may be prohibited from trading or delisting would be reduced.
Summary Risk Factors, page 14

7. We note your revisions in response to comment 8. Please further revise to clarify that the
         Chinese government's exertion of more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in THIL's operations and/or the value of THIL's common stock.
Summary Consolidated Financial Information of THIL
Non-GAAP Financial Measure, page 18

8. We read your response to our comment 10 and note your revised disclosure. Since this adjustment has the effect of accelerating revenue recognition for purposes of the non-
         GAAP measure, it does not comply with Rule 100(b) of Regulation G. Please revise your disclosure accordingly.
9. We reviewed your response and revisions in response to comment 11. It appears that a fully-burdened gross profit is the most comparable GAAP measure to Adjusted Store
         EBITDA. When reconciling to this non-GAAP measure throughout your filing, please reconcile from a fully-burdened gross profit.
10. Reference is made to the non-cash rental adjustment. By making this adjustment you appear to be substituting an individually tailored recognition and measurement method to record cash paid for rentals instead of GAAP rent expense which appears to be prohibited
       by Question 100.04 of the Staff   s Compliance and Disclosure
Interpretations on Non-
       GAAP Financial Measures. Accordingly, please tell us why your presentation isn't prohibited
FirstName         or revise to remove
           LastNameYongchen      Lu this adjustment.
Comapany
11.        NameTH
       Please explainInternational
                      the input VATLimited
                                     refund adjustment to us in detail and
explain why the
Januaryadjustment is not
        5, 2022 Page  3 prohibited.
FirstName LastName
 Yongchen Lu
FirstName  LastNameYongchen  Lu
TH International Limited
Comapany
January    NameTH International Limited
        5, 2022
January
Page 4 5, 2022 Page 4
FirstName LastName
Risk Factors
"Silver Crest's shareholders will have a reduced ownership and voting interest after consummation of the Business Combination . . . .", page 57

12. We note your response to comment 15, as well as your amended disclosure. We reissue the comment in-part. In particular, please:

                Revise your disclosure to note that such scenario includes the 1,400,000 earn-in shares to be held by the sponsor, if true, in addition to your statement that you are including the 14,000,000 earn-out shares to potentially be issued to existing THIL shareholders.

                In this regard, we note that if the combined company does not meet the share closing price conditions discussed on page 159 and 160, then the existing THIL shareholders would not earn 14 million shares but the sponsor would only forfeit 1.4 million shares. As a result, the sponsor's ownership percentage in the combined company would be greater than the interests held by the existing THIL shareholders, in the event in which the target price conditions are not met. To provide investors with this context, please disclose the corresponding potential ownership interests in this scenario for each of the existing THIL shareholders, the existing Silver Crest shareholders (excluding the sponsor), and the sponsor.

                Separate the interests held by the Silver Crest public shareholders from the sponsor when discussing the ownership of the combined company throughout the prospectus.
              In this regard, we note that the ownership table on page 160 presents their ownership on a combined basis.

                Regarding the table on page 160, provide the ownership interests of each of the Silver
              Crest public shareholders, the sponsor and the existing THIL shareholders when including the earn-out shares and the shares underling both the options, restricted share units and warrants. Provide such ownership interests in the chart on page xvi as well.
 Yongchen Lu
FirstName  LastNameYongchen  Lu
TH International Limited
Comapany
January    NameTH International Limited
        5, 2022
January
Page 5 5, 2022 Page 5
FirstName LastName
"Pangaea Two Acquisition Holdings XXIIB Limited, an existing shareholder of THIL, will have over 50% equity interest . . . ", page 58

13. We note your response to comment 16, as well as your new risk factor. In particular, please:

                Revise your heading to identify Peter Yu, the Chairman and Managing Partner of
              Cartesian, instead of Pangea Two Acquisition Holdings XXIIB Limited, which we note is the entity that holds the separate equity interests of Cartesian, Tencent,
              Sequoia China and Eastern Bell.

                Provide the percentage of shares that would need to be redeemed by Silver Crest public shareholders to trigger the 50% control threshold. In this regard, we note that you refer to a scenario of "maximum redemption" in your heading. As Peter Yu will own 53.6% of the outstanding shares of the combined company assuming maximum redemption, we note that he will still have a majority control at certain redemption percentage below a maximum redemption scenario.

                Prominently state Peter Yu's potential majority ownership in the beginning of your risk factor discussion instead of at the end, and include both the redemption percentage noted above as well as the control percentage assuming no redemptions, to provide investors context regarding the range of ownership scenarios.

                Here and on the prospectus cover page, describe that through Peter Yu's potential majority ownership of your company, he would have the ability to control the outcome of matters submitted to stockholders for approval, including the appointment or removal of directors.
Redemption Rights, page 74

14. We note your response to comment 44, as well as your amended disclosure. Additionally, please:

                Explain why existing Silver Crest shareholders will still own 3,994,184 shares of the combined company in the scenario on page 73, assuming maximum redemptions, given that this scenario assumes that public stockholders exercise their redemption rights with respect to all outstanding shares.

                Revise your chart on page 74 to include the breakdown of the amount of shares and corresponding percentage to be held by each of the existing Silver Crest shareholders, the sponsor and existing THIL shareholders, once you take into account the impact of of each of the identified potential sources of dilution.

                Provide narrative disclosure explaining the resulting risks to non-redeeming shareholders in the event that redeeming shareholders exercise their retained
 Yongchen Lu
TH International Limited
January 5, 2022
Page 6
              public warrants, which we note you quantify to be $6,274,500 as of December 1,
              2021.

                Provide narrative disclosure explaining why the per share value of THIL ordinary shares continues to be $10.00 per share in each of the redemption scenarios, as you note in footnote 7 to the table on page 73 and footnote 3 to the table on page 74.

                Revise your chart on page 74 to state that the "Total THIL Ordinary Shares outstanding at Closing" includes the shares underlying granted option shares and restricted shares, in addition to the earn-out shares and shares underlying the warrants.
Background of the Business Combination, page 86

15. We note your response to comment 17, as well as your amended disclosure that "each of
         UBS and BofA Securities will be paid a fee equal to a certain percentage of the aggregate gross proceeds received by THIL in any PIPE transaction." Please disclose the percentage that UBS will be entitled to upon the closing of any PIPE transaction. Additionally, please quantify the fees payable to UBS in connection with its services provided as capital markets advisor to Silver Crest in the proposed business combination. Last, similar to your discussion of a "hypothetical $100,000,000 PIPE financing" on page 57, please quantify the quantify the aggregate fees payable to UBS Securities LLC, including the capital markets advisory fee, the fee in connection with such hypothetical PIPE, and the deferred fee of $12,075,000s, as discussed on page xvi.
16. We note your response to comment 18, as well as your amended disclosure discussing the financial due diligence conducted by FTI Consulting (Hong Kong) in greater detail. We reissue the comment in-part. Please tell us whether FTI Consulting, UBS, BoFA or any other advisors delivered any reports to the board or potential PIPE investors that were materially related to the transaction and whether these would fall within the purview of
         Item 4(b) of Form F-4 (including the investor presentation circulated by Bank of America to THIL and UBS). In this regard, we note that the Item 4(b) requires disclosure of reports under Item 1015 of Regulation M-A and is distinct from your response to comment 45, which discusses your reliance of Section 4(a)(2) of the Securities Act.
17. We note your response to comment 20, as well as your amended disclosure that the
       "Sponsor agreed to donate 1,500,000 of its THIL Warrants . . . ." Please explain how this
       is permitted under the Sponsor Lock-Up Agreement, as we note your disclosure on page
       98 that such agreement and the corresponding lock-up periods apply to transfers of
FirstName LastNameYongchen Lu
       "Sponsor Locked-Up Shares," including warrants held by the Sponsor. Additionally,
Comapany    NameTH
       please         International
              briefly discuss       Limitedtax treatment of such donation or
tell us why this is not
                              the intended
Januarymaterial.
         5, 2022 Page 6
FirstName LastName
 Yongchen Lu
FirstName  LastNameYongchen  Lu
TH International Limited
Comapany
January    NameTH International Limited
        5, 2022
January
Page 7 5, 2022 Page 7
FirstName LastName
18. We note your response to comment 21, as well as your amended disclosure, and we reissue the comment in-part. In particular:

                We note your disclosure that "representatives of THIL had originally requested" the permitted equity financing to "be capped at an amount equal to 10% the total outstanding voting securities of THIL" and that Silver Crest and THIL "agreed on the amount of the Permitted Financing" on a call on August 13, 2021. Please disclose the agreed-upon amount, which we note is $30,000,000 according to the page A-8 of
              Annex A, and explain how the parties determined such amount.

                Please explain how the parties determined the price milestones related to the earn-
              out/earn-in structure and the corresponding 5-year time period, as well as the terms of the minimum available cash condition and calculation thereto (including the determination of the $100,000,000 threshold with respect to any potential PIPE financing).
Unaudited Prospective Financial Information of THIL, page 92

19. We note your response to comment 27, as well as your amended disclosure stating that
         Silver Crest's board of directors considered "the analyses contained in the Investor
         Presentation dated June 2021 prepared by Silver Crest, a copy of which was filed . . . ."
         We reissue the comment in-part. Please include the analyses and related discussion of such analyses in the proxy statement/prospectus, including in particular the analyses of
         THIL against "comparable high-growth foodservice and retail/consumer products companies," as you discuss on page 86.
20. We note your response to comment 28, as well as your amended disclosure that the "five-
         year period is consistent with the forecasts that THIL has been preparing for its management in the past." We re-issue the comment in-part. Please explain how and why
         THIL's management selected a "five-year period" for its forecasts other than the reason that this is a consistent practice. Additionally, please include narrative disclosure with respect to such risks that you cross-reference, including a discussion of whether such high and sustained growth may be unrealistic and may have resulted in inflated valuation conclusions.
 Yongchen Lu
FirstName  LastNameYongchen  Lu
TH International Limited
Comapany
January    NameTH International Limited
        5, 2022
January
Page 8 5, 2022 Page 8
FirstName LastName
Interests of Certain Persons in the Business Combination, page 95

21. We note your response to comment 29, as well as your amended disclosure. Please quantify the value of the sponsor's ownership interest in THIL assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by sponsor for its ownership interest in Silver Crest. Please also revise your discussion of the corporate opportunities waiver to note that such waiver is ongoing, to ensure consistency with your disclosure that such officers and directors continue to "not be obligated to bring all corporate opportunities," as you discuss on page
         xiv and 12. Please make conforming changes throughout the proxy statement/prospectus in appropriate places.
22. We note your response to comment 30, as well as your amended disclosure that "certain directors and executive officers own THIL Ordinary Shares . . . " and "are expected to become directors and/or executive officers of the combined company . . .. ." Please also disclose THIL's nomination right with respect to the board of directors of the combined company, as you discuss on page 161.
Comparison of Rights of THIL Shareholders and Silver Crest Shareholders, page
208

23. We note your disclosure that, under the THIL Articles, "[o]ther than Silver Crest
         Management LLC   s right to designate one director pursuant to the
Merger Agreement,
         shareholders do not have any nomination rights." We also note your disclosure on page
         58 that "Silver Crest, Tencent Mobility Limited, SCC Growth VI Holdco D, Ltd. and Tim
         Hortons Restaurants International GmbH have entered into written agreements with THIL that grant each of them the right to nominate or appoint, in the aggregate, four directors to the Board after the Closing, provided that certain conditions are met
.. . . ." Please discuss
         such nomination rights in this section in accordance with Item 4(a)(3) of Form F-4.
Legal Matters, page 220

24. Pleases state that Han Kun Law Offices will be passing upon certain matters relating to
         PRC law. In this regard, we note your disclosure on page II-2 indicates that you intend to file their opinion and consent in a future amendment, and you rely on their opinion in certain instances in the proxy statement/prospectus.
 Yongchen Lu
FirstName  LastNameYongchen  Lu
TH International Limited
Comapany
January    NameTH International Limited
        5, 2022
January
Page 9 5, 2022 Page 9
FirstName LastName
Item 21. Exhibits and Financial Statements Schedules, page II-2

25. We note your disclosure that "[i]t is intended that the Business Combination qualify as a
         "reorganization" within the meaning of Section 368(a) of the Code" on pages xi, 64 and
         182, as well as your related disclosure that "a U.S. Holder of Silver Crest Securities generally would recognize gain or loss in an amount equal to the difference . . . " if the business combination does not qualify as a reorganization. In light of your discussion that such tax consequences are material to investors, please file a tax opinion as Exhibit 8 to the registration statement. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2
         of Staff Legal Bulletin 19.
General

26. We note your response to comment 46, as well as your amended disclosure, and we reissue the comment in-part. To the extent that you are providing data about a certain metric to investors, please define the metric. In this regard, we note your disclosure on page 118 that members "who are relatively active on average spend approximately 20%
         more at [y]our stores one year after joining the program." Please explain what you mean by loyalty program members "who are relatively active" as well as members who are "less active," which you discuss on page 126.
27. In appropriate places, including in the Risk Factors section, please expand your disclosure to discuss the issues, risks and impacts or potential impacts on your business associated with current global supply chain problems, labor shortages and inflation.
28. We note your response to comment 2. Please revise to state that the Silver Crest units and public warrants will be delisted and deregistered. Please also include this disclosure on the prospectus cover page.
 Yongchen Lu
FirstName  LastNameYongchen  Lu
TH International Limited
Comapany
January    NameTH International Limited
        5, 2022
January
Page 10 5, 2022 Page 10
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      John Owen